_____

STOCK PURCHASE AGREEMENT

by and among

Pharmacyclics, Inc., as Issuer and Company

and

the other parties named herein, as Purchasers

February 18, 2009

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Table of Schedules

STOCK PURCHASE AGREEMENT (the "*Agreement*") dated as of February 18, 2009, by and among Pharmacyclics, Inc., a Delaware corporation (the "*Company*"), and each of the other persons listed on <u>Schedule 1</u> hereto (each is individually referred to as a "*Purchaser*" and collectively, the "*Purchasers*").

RECITALS:

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "*Securities Act*") or Regulation S promulgated thereunder ("*Regulation S*"), the Company desires to issue and sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company up to _____ shares (the "Shares") of the Company's common stock, par value $0.0001, as more fully set forth herein;

WHEREAS, certain of the Purchasers are currently shareholders of Pacific Biopharma Group, Ltd., a Cayman Islands company ("*PBG*");

WHEREAS, PBG was in negotiations with Brown University concerning the entering into of a licensing agreement whereby Brown University would license Nifurtimox and Nitrofuran Derivatives to PBG (the "*License Agreement* ");

WHEREAS, PBG was in negotiations with China Medical City ("*CMC*") concerning the entering into of a joint-venture whereby (i) CMC would provide $8.0 million in operating expenses over 2.5 years; charge minimal rent; and provide interest free equipment and building improvement loans to the joint-venture and (ii) PBG would need to invest $2.0 million over three years in order to access these incentives (the "*Joint-Venture Terms*");

NOW THEREFORE, in consideration of the mutual promises and representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I - PURCHASE AND SALE

1.1 <u>Purchase and Sale</u>. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 2.2(a)), the Company will sell and each of the Purchasers will purchase the Shares in the amounts set forth on the respective signature pages of each Purchaser attached hereto.

ARTICLE II - ARTICLE II - PURCHASE PRICE AND CLOSING

2.1 <u>Purchase Price</u>. The purchase price to be paid shall be $0.93 per Share, and the aggregate price to be paid by each Purchaser to the Company to acquire the Shares shall be the amount set forth on such Purchaser's signature page attached hereto(the "*Purchase Price*").

2.2 <u>The Closing</u>.

(a)   The closing of the transactions contemplated under this Agreement (the "*Closing*") will take place as of the date hereof remotely via exchange of documents and signatures, or at such other place or day as may be mutually acceptable to the Purchasers and the Company. The date on which the Closing occurs is the "*Closing Date*".

(b)   At the Closing, each Purchaser shall purchase from the Company, and the Company shall issue and sell to each Purchaser, Shares in an amount set forth on such Purchaser's signature page attached hereto.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company's representations and warranties below are qualified in their entirety by the SEC Documents (as defined in Section 3.6). The Company represents and warrants to the Purchasers as follows:

3.1 <u>Corporate Existence and Power</u>. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not have or result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse effect on the business or financial condition of the Company, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a "*Material Adverse Effect*"). True and complete copies of the Company's Certificate of Incorporation, as amended (the "*Certificate*"), and Bylaws, as amended (the "*Bylaws*"), as currently in effect and as will be in effect on the Closing Date (collectively, the "*Certificate and Bylaws*"), have been filed as exhibits to the Company's SEC Documents (as defined below).

3.2 <u>Corporate Authorization</u>. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, but not limited to, the sale and delivery of the Shares) have been duly authorized, and no additional corporate or stockholder action is required for the approval thereof. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement of rights of creditors, and except as enforceability of its obligations hereunder are subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 <u>Charter, Bylaws and Corporate Records</u>. The minute books of the Company contain, in all material respects, complete and accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and stockholders of the Company to the date hereof. All material corporate decisions and actions have been validly made or taken. All corporate books, including without limitation the share transfer register, comply with applicable laws and regulations in all material respects and have been regularly updated. Such books correctly reflect all the decisions of the stockholders in all material respects.

3.4 <u>Governmental Authorization</u>. Except as otherwise specifically contemplated in this Agreement and except for: (i) the filings referenced in Section 5.1; (ii) the filing of a Form D, if applicable, with respect to the Shares under Regulation D under the Securities Act; (iii) the application to Nasdaq each trading market for the listing of the Shares for trading thereon; and (iv) any filings required under state securities laws that are permitted to be made after the date hereof, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, but not limited to, the sale and delivery of the Shares) by the Company require no action (including, without limitation, stockholder approval) by or in respect of, or filing with, any governmental or regulatory body, agency, official or authority (including, without limitation, Nasdaq), except as would not cause a Material Adverse Effect.

3.5 <u>Non-Contravention</u>. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the issuance of the Shares) do not and will not (a) contravene or conflict with the Certificate and Bylaws of the Company or any material agreement to which the Company is a party or by which it is bound; (b) contravene or conflict with or constitute a violation of any material provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company; (c) constitute a default (or would constitute a default with notice or lapse of time or both) under or give rise to a right of termination, cancellation or acceleration or loss of any benefit under any material agreement, contract or other instrument binding upon the Company or under any material license, franchise, permit or other similar authorization held by the Company; or (d) result in the creation or imposition of any Lien (as defined below) on any asset of the Company. For purposes of this Agreement, the term "*Lien*" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, claim or encumbrance of any kind in respect of such asset.

3.6 <u>SEC Documents</u>. The Company is obligated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*") to file reports pursuant to Sections 13 or 15(d) thereof (all such reports filed or required to be filed by the Company, including all exhibits thereto or incorporated therein by reference, and all documents filed by the Company under the Securities Act hereinafter called the "*SEC Documents*"). The Company has filed all reports or other documents required to be filed under the Exchange Act. All SEC Documents filed by the Company (i) were prepared in all material respects in accordance with the requirements of the Exchange Act and (ii) did not at the time they were filed (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has previously made available to each Purchaser a correct and complete copy of each report which the Company filed with the Securities and Exchange Commission (the "*SEC*" or the "*Commission*") under the Exchange Act for any period ending on or after December 31, 2007 (the "*Recent Reports*"). None of the information about the Company which has been disclosed to the Purchasers herein or in the course of discussions and negotiations with respect hereto which is not disclosed in the Recent Reports is or was required to be so disclosed, and no material non-public information has been disclosed to the Purchasers.

3.7 <u>Compliance with Law.</u> The Company is in compliance and has conducted its business so as to comply with all laws, rules and regulations, judgments, decrees or orders of any court, administrative agency, commission, regulatory authority or other governmental authority or instrumentality, domestic or foreign, applicable to their operations, the violation of which would cause a Material Adverse Effect. There are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration), including any such actions relating to affirmative action claims or claims of discrimination, against the Company or against any of their properties or businesses that would be reasonably likely to have a Material Adverse Effect.

3.8 <u>Litigation.</u> Except as disclosed in the Recent Reports, there is no action, suit, proceeding, judgment, claim or investigation pending or, to the best knowledge of the Company, threatened against the Company which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or which in any manner challenges or seeks to prevent, enjoin, materially alter or materially delay any of the transactions contemplated hereby, and, to the knowledge of the Company, there is no basis for the assertion of any of the foregoing.

3.9 <u>Capitalization.</u> (a) The authorized capital stock of the Company consists of One Hundred Million (100,000,000) shares of common stock, $0.0001 par value per share, of which 26,049,846 shares are issued and outstanding as of the date hereof, and one million (1,000,000) shares of preferred stock, issuable in one or more classes or series, with such relative rights and preferences as the Board of Directors may determine, none of which are issued and outstanding.

(b)   All shares of the Company's issued and outstanding capital stock have been duly authorized, are validly issued and outstanding, and are fully paid and nonassessable. No securities issued by the Company from the date of its incorporation to the date hereof were issued in violation of any statutory or common law preemptive rights. There are no dividends which have accrued or been declared but are unpaid on the capital stock of the Company. All material taxes required to be paid by Company in connection with the issuance and any transfers by the Company of the Company's capital stock have been paid. All material permits or authorizations required to be obtained from or registrations required to be effected with any Person in connection with any and all issuances of securities of the Company from the date of the Company's incorporation to the date hereof have been obtained or effected, and all securities of the Company have been issued in accordance with the provisions of all applicable securities or other laws except as could not cause a Material Adverse Effect.

(c)   The Shares have been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and non-assessable.

3.10   <u>Brokers.</u> No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement, based upon any arrangement made by or on behalf of the Company, which would make any Purchaser liable for any fees or commissions.

3.11   **Securities Laws.** Neither the Company nor any agent acting on behalf of the Company has taken or will take any action which might cause this Agreement or the Shares to violate the Securities Act or the Exchange Act or any rules or regulations promulgated thereunder, as in effect on the Closing Date. Assuming that all of the representations and warranties of the Purchasers set forth in Article IV are true, the offer and sale of the Shares is being conducted and completed in compliance with the Securities Act. All shares of capital stock and other securities issued by the Company prior to the date hereof have been issued in transactions that were either registered offerings or were exempt from the registration requirements under the Securities Act and all applicable state securities or "*blue sky*" laws and in compliance in all material respects with all applicable corporate laws, except as could not cause a Material Adverse Effect.

3.12   **Disclosure.** No representation or warranty made by the Company in this Agreement, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, for itself only, hereby severally and not jointly, represents and warrants to the Company as follows:

4.1 Existence and Power. The Purchaser, if not a natural person, is duly organized, validly existing and in good standing under the laws of the jurisdiction of such Purchaser's organization. Such Purchaser has all powers required to bind it to the representations, warranties and covenants set forth herein.

4.2 Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized, and no additional action is required for the approval of this Agreement. This Agreement has been or, to the extent contemplated hereby, will be duly executed and delivered and constitute a valid and binding agreement of the Purchaser, enforceable against such Purchaser in accordance its their terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement of rights of creditors and except that enforceability of their obligations thereunder are subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 Investment. The Purchaser is acquiring the securities described herein for its own account and not with a view to, or for sale in connection with, any distribution thereof, nor with the intention of distributing or reselling the same, provided, however, that by making the representation herein, the Purchaser does not agree to hold any of the securities for any minimum or other specific term and reserves the right to dispose of the securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. The Purchaser is aware that none of the securities has been registered under the Securities Act or under applicable state securities or blue sky laws.

4.4 <u>Reliance on Exemptions</u>. The Purchaser understands that the Shares are being offered and sold to such Purchaser in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares.

4.5 <u>Experience of the Purchaser</u>. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the securities and, at the present time, is able to afford a complete loss of such investment.

Each Purchaser that is a U.S. Person (as defined below) acknowledges that such Purchaser has received a copy and has had a chance to review such copy of the Company's Annual Report of Form 10-K for the year ended June 30, 2008 and the Company's Quarterly Reports on Form 10-Q for the periods ended December 31, 2008 and September 30,2008.

4.6 <u>General Solicitation</u>. The Purchaser is not purchasing the securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

4.7 Investment Representations, Warranties and Covenants by Non-United States Persons. Each Purchaser who is a Non-U.S. person (as that term is defined in Section 4.7(c)) hereby represents and warrants to the Company as follows:

(a)　　　　This Agreement is made by the Company with the Purchaser, who is a Non-U.S. person, in reliance upon such Non-U.S. person's representations, warranties and covenants made in this Section 4.7.

(b)　　　　Such Non-U.S. person has been advised and acknowledges that:

　　　　1.　　　　the Shares have not been, and when issued, will not be registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other country;

　　　　2.　　　　in issuing and selling the Shares to such Non-U.S. person pursuant hereto, the Company is relying upon the "safe harbor" provided by Regulation S and/or on Section 4(2) under the Securities Act;

　　　　3.　　　　it is a condition to the availability of the Regulation S "safe harbor" that the Shares not be offered or sold in the United States or to a U.S. person until the expiration of a one-year "distribution compliance period" (or a six-month "distribution compliance period," if the issuer is a "reporting issuer," as defined in Regulation S) following the Closing Date; and

4. notwithstanding the foregoing, prior to the expiration of the one-year "distribution compliance period" (or six-month "distribution compliance period," if the issuer is a "reporting issuer," as defined in Regulation S) after the Closing (the "Restricted Period"), the Shares may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either: (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person.

(c) As used herein, the term "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia, and the term "U.S. person" (as defined in Regulation S) means:

1. a natural person resident in the United States;

2. any partnership or corporation organized or incorporated under the laws of the United States;

3. any estate of which any executor or administrator is a U.S. person;

4. any trust of which any trustee is a U.S. person;

5. any agency or branch of a foreign entity located in the United States;

6. any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

7. any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated and (if an individual) resident in the United States; and

8. a corporation or partnership organized under the laws of any foreign jurisdiction and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

As used herein, the term "Non-U.S. person" means any person who is not a U.S. person or is deemed not to be a U.S. person under Rule 902(k)(2) of the Securities Act.

(d) Such Non-U.S. person agrees that with respect to the Shares, until the expiration of the Restricted Period:

1. such Non-U.S. person, its agents or its representatives have not and will not solicit offers to buy, offer for sale or sell any of the Shares, or any beneficial interest therein in the United States or to or for the account of a U.S. person; and

2.		notwithstanding the foregoing, the Shares may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either: (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person; and

3.		such Non-U.S. person shall not engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

The foregoing restrictions are binding upon subsequent transferees of the Shares, except for transferees pursuant to an effective registration statement. Such Non-U.S. person agrees that after the Restricted Period, the Shares may be offered or sold within the United States or to or for the account of a U.S. person only pursuant to applicable securities laws.

(e)		Such Non-U.S. person has not engaged, nor is it aware that any party has engaged, and such Non-U.S. person will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S) in the United States with respect to the Shares.

(f)		Such Non-U.S. person: (i) is domiciled and has its principal place of business outside the United States; (ii) certifies it is not a U.S. person and is not acquiring the Shares for the account or benefit of any U.S. person; and (iii) at the time of the Closing Date, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith will be located outside the United States.

(g)		At the time of offering to such Non-U.S. person and communication of such Non-U.S. person's order to purchase the Shares and at the time of such Non-U.S. Person's execution of this Agreement, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith were located outside the United States.

(h)		Such Non-U.S. person is not a "distributor" (as defined in Regulation S) or a "dealer" (as defined in the Securities Act).

(i)		Such Non-U.S. person acknowledges that the Company shall make a notation in its stock books regarding the restrictions on transfer set forth in this Section 4.7 and shall transfer such shares on the books of the Company only to the extent consistent therewith. In particular, such Non-U.S. person acknowledges that the Company shall refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

(j)		Such Purchaser understands and agrees that each certificate held by such Non-U.S. person representing the Shares, or any other securities issued in respect of the Shares upon conversion thereof upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required by this Agreement or under applicable state securities laws):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE, HYPOTHECATION OR ANY OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

ARTICLE V - COVENANTS OF THE SELLER AND PURCHASERS

5.1 Securities Law Compliance.

(a)   **Securities Act.** The Company shall, if applicable, timely prepare and file with the Commission the form of notice of the sale of securities pursuant to the requirements of Regulation D regarding the sale of the Shares under this Agreement.

(b)   **State Securities Law Compliance -- Sale.** The Company shall timely prepare and file such applications, consents to service of process (but not including a general consent to service of process) and similar documents and take such other steps and perform such further acts as shall be required by the state securities law requirements of each jurisdiction where a Purchaser resides, as indicated on signature pages attached hereto, with respect to the sale of the Shares under this Agreement provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

5.2 Transfer Restrictions.

(a)   The Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Shares other than pursuant to an effective registration statement, to the Company, to an affiliate of the Purchaser (who is an accredited investor and executes a customary representation letter or who is not subject to the registration requirements of the Securities Act pursuant to Regulation S), the Company may require the transferor thereof to provide evidence reasonably satisfactory to the Company that the transfer does not require registration of the transferred Shares under the Securities Act. Any transferee that agrees in writing to be bound by the terms of this Agreement shall have the rights of a Purchaser under this Agreement. Except as required by federal securities laws and the securities law of any state or other jurisdiction within the United States, the Shares may be transferred, in whole or in part, by a Purchaser to any person at any time. The Company shall reissue certificates evidencing the Shares upon surrender of certificates evidencing the Shares being transferred in accordance with this Section 5.2(a).

(b)   Each Purchaser that is a U.S. Person agrees to the imprinting, so long as is required by this Section 5.2(b), of a legend on any of the Shares in substantially the following form:

THESE SHARES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT.

(c)   Certificates evidencing the Shares shall not contain any legend (including the legend set forth in Section 4.7(j) or Section 5.2(b)), (i) following any sale of the Shares pursuant to Rule 144 or pursuant to an effective registration statement, or (ii) if the legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Company's transfer agent promptly upon the occurrence of any of the events in clauses (i) or (ii) above to effect the removal of the legend hereunder.

(d)   Each Purchaser agrees that the removal of the restrictive legend from certificates representing Shares as set forth in this Section 5.2 is predicated upon the Company's reliance on, and such Purchaser's agreement that it will not sell any Shares except pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom.

5.3 License Agreement. Contingent upon the Company and the Purchasers entering into an earn-out agreement reasonably satisfactory to the parties thereto, the Purchasers shall for the period beginning on the Closing Date and ending on the date which is 120 days following the Closing Date (the "*Negotiation Period*"), use all commercially reasonable efforts within their control to (i) have Brown University enter into a licensing agreement (the "*Company License Agreement*") with the Company in a form substantially similar to the License Agreement, and (ii) assist the Company in the due diligence, research and negotiations of the Company License Agreement. In addition, during the Negotiation Period, and contingent upon the Company and the Purchasers entering into an earn-out agreement reasonably satisfactory to the parties thereto, the Purchasers shall not (i) solicit, encourage, assist, initiate or facilitate any party other than the Company in entering into a license with Brown University concerning Nifurtimox and Nitrofuran Derivatives, or (ii) engage or participate in discussions or negotiations with any person or group with respect to, or that could be expected to lead to a license with Brown University concerning Nifurtimox and Nitrofuran Derivatives.

5.4 Joint Venture Agreement. The Purchasers shall for the Negotiation Period, use all commercially reasonable efforts within their control to (i) have CMC enter into a joint-venture with the Company (the "*Company Joint-Venture*") on terms substantially similar to the Joint-Venture Terms, and (ii) assist the Company in the due diligence, research and negotiations of the Company Joint-Venture. In addition, during the Negotiation Period, the Purchasers shall not (i) solicit, encourage, assist, initiate or facilitate any party other than the Company in entering into a joint-venture with CMC, or (ii) engage or participate in discussions or negotiations with any person or group with respect to, or that could be expected to lead to a joint-venture with CMC.

ARTICLE VI - CONDITIONS TO CLOSING

6.1 Conditions to Obligations of Purchasers to Effect the Closing. The obligations of a Purchaser to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at the Closing that the Company shall deliver or cause to be delivered to each of the Purchasers an original stock certificate for the amount of Shares as is indicated on such Purchaser's signature page attached hereto to be purchased at the Closing by such Purchaser, registered in the name of such Purchaser.

6.2 Conditions to Obligations of the Company to Effect the Closing. The obligations of the Company to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing that each of the Purchasers shall deliver or cause to be delivered to the Company payment of the Purchase Price set forth on such Purchaser's signature page attached hereto, in cash by wire transfer of immediately available funds to the account of the Company designated in writing by the Company prior to Closing Date.

ARTICLE VII - INDEMNIFICATION, TERMINATION AND DAMAGES

7.1 Survival of Representations. Except as otherwise provided herein, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing Date and shall continue in full force and effect for a period of two (2) years from the Closing Date. The Company's and the Purchasers' warranties and representations shall in no way be affected or diminished in any way by any investigation of the subject matter thereof made by or on behalf of the Company or the Purchasers.

7.2 Indemnification.

(a)	The Company agrees to indemnify and hold harmless the Purchasers, their affiliates, each of their officers, directors, partners, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (i) any breach or default in the performance by the Company of any covenant or agreement made by the Company in this Agreement; (ii) any breach of warranty or representation made by the Company in this Agreement; (iii) any and all third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing.

(b)		Each of the Purchasers, severally and not jointly, agree to indemnify and hold harmless the Company, its affiliates, each of their officers, directors, partners, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (A) any breach or default in the performance by such Purchaser of any covenant or agreement made by such Purchaser in this Agreement; (B) any breach of warranty or representation made by such Purchaser in this Agreement; and (C) any and all third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing.

7.3 <u>Indemnity Procedure.</u> A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the "*Indemnifying Party*" and the other party or parties claiming indemnity is referred to as the "*Indemnified Party*". An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within sixty (60) business days of the receipt of any written claim from any such third party, but not later than twenty (20) days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially adversely prejudiced.

The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the Indemnified Party at least fifteen (15) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party's approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named parties to any proceeding include both parties or representation of both parties by the same counsel would be inappropriate due to conflicts of interest or otherwise. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim. The parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide, at the expense of the Indemnifying Party, such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

ARTICLE VIII - MISCELLANEOUS

8.1 <u>Further Assurances</u>. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement, and further agrees to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings, and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

8.2 <u>Fees and Expenses</u>. Except as expressly set forth herein, all costs and expenses (including all legal fees) relating to this Agreement, the negotiations preceding, and the transactions contemplated by, this Agreement shall be paid by the party incurring such costs and expenses.

8.3 <u>Notices</u>. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:00 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a business day or later than 5:00 p.m. (New York City time) on any business day, or (c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service such as Federal Express with next day delivery specified. The address for such notices and communications shall be as follows:

If to the Purchasers at each Purchaser's address set forth under its name on the signature pages attached hereto, or with respect to the Company, addressed to:

> Pharmacyclics, Inc.
> 995 East Arques Avenue
> Sunnyvale, California 94085-4521
> Attention: President
> Facsimile No.:

or to such other address or addresses or facsimile number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. Copies of notices to the Company shall be sent to Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, NY 10019, Attn: Adam Finerman, Esq., Facsimile No. 212-451-2222. Copies of notices to any Purchaser shall be sent to the addresses, if any, listed on the signature pages attached hereto.

Unless otherwise stated above, such communications shall be effective when they are received by the addressee thereof in conformity with this Section 8.3. Any party may change its address for such communications by giving notice thereof to the other parties in conformity with this Section.

8.4 <u>Governing Law</u>. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the State of New York without reference to the conflicts of laws principles thereof.

8.5 <u>Jurisdiction and Venue</u>. This Agreement shall be subject to the exclusive jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York. The parties to this Agreement agree that any breach of any term or condition of this Agreement shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of New York and irrevocably and expressly agree to submit to the jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York has been brought in an inconvenient forum. Each of the parties hereto consents to process being served in any such suit, action or proceeding, by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 8.5 shall affect or limit any right to serve process in any other manner permitted by law.

8.6 <u>Successors and Assigns</u>. This Agreement is personal to each of the parties and may not be assigned without the written consent of the other parties.

8.7 <u>Severability</u>. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

8.8 <u>Entire Agreement</u>. This Agreement and the other agreements and instruments referenced herein constitute the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

8.9 <u>Other Remedies</u>. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law, or in equity on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

8.10 <u>Amendment and Waivers</u>. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the Company and the Purchasers representing at least a majority-in-interest of the Shares, and such waiver or amendment, as the case may be, shall be binding upon all Purchasers. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. No amendment shall be effected to impact a Purchaser in a disproportionately adverse fashion without the consent of such Purchaser.

8.11 <u>No Waiver</u>. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

8.12 <u>Construction of Agreement; Knowledge</u>. For purposes of this Agreement, the term "*knowledge,*" when used in reference to a corporation means the knowledge of the directors and executive officers of such corporation (including, if applicable, any person designated as a chief scientific, medical or technical officer) assuming such persons shall have made inquiry that is customary and appropriate under the circumstances to which reference is made, and when used in reference to an individual means the knowledge of such individual assuming the individual shall have made inquiry that is customary and appropriate under the circumstances to which reference is made. Whenever any form of the word "*include*" is used in this Agreement, it shall be interpreted as if it were followed by the phrase "*without limitation*".

8.13 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. In the event that any signature is delivered by facsimile or other electronic image transmission technology, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

8.14 **No Third Party Beneficiary.** Except as expressly set forth in Article VII, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

8.15 **Waiver of Trial by Jury.** THE PARTIES HERETO IRREVOCABLY WAIVE TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.16 **Independent Nature of Purchasers' Obligations and Rights.** The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any such agreement. Nothing contained herein, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by such agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser represents that it has been represented by its own separate legal counsel in its review and negotiation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

PHARMACYCLICS, INC.

By: /s/ Robert W. Duggan
Name: Robert W. Duggan
Title: Chairman & CEO

OMNIBUS SIGNATURE PAGE TO
PHARMACYCLICS, INC.
STOCK PURCHASE AGREEMENT

The undersigned hereby executes and delivers the Stock Purchase Agreement to which this signature page is attached, which, together with all counterparts of the Agreement and signature pages of the other parties named in said Agreement, shall constitute one and the same document in accordance with the terms of the Agreement.

Print Investor Name: _____

By: _____

Name: _____

Title: _____

Address: _____

Telephone: _____

Facsimile: _____

SSN/EIN: _____

Number of Shares Purchased _____

Aggregate Purchase Price: _____

Pharmacyclics, Inc.
Stock Purchase Agreement
Purchasers and Shares